

February 4, 2010

<u>**Via Facsimile (973) 624-7070 and U.S. Mail**</u>
Michael M. Horn, Esq.
McCarter & English LLP
 Four Gateway Center
100 Mulberry Street
Newark, NJ 07102

> **Re:** **Pamrapo Bancorp, Inc.**
> **Amendment No. 1 to Proxy Statement on Schedule 14A**
> **Filed January 27, 2010 by William J. Campbell and James P. Dugan**
> **File No. 1-18014**
>
> **Schedule 13D filed by William J. Campbell**
> **Filed January 20, 2010**
> **File No. 5-40552**

Dear Mr. Horn:

We have the following comment with respect to your response dated February 4, 2010.

<u>General</u>

1.   We note your response to prior comment 2.   Other than taking down the referenced blog, your response does not clearly state that Mr. Robert Campbell is not otherwise engaged in the solicitation of proxies. Supplementally confirm that Mr. Robert Campbell has not engaged in any additional soliciting activities in furtherance of Mr. William Campbell's solicitation and confirm that he is not currently and will not be in the class of persons described in Instruction 3(a)(vi) of Item 4 of Schedule 14A.

<u>Closing Comments</u>

As appropriate, please amend your filing if appropriate and promptly respond to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the participants are in possession of all facts relating to the participants' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the participants acknowledging that:

- the participants are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions

Cc (via facsimile):   Howard Berkower, Esq.

McCarter & English LLP